[ARI Letterhead]
January 17, 2006
VIA EDGAR
Securities and Exchange Commission
Attn: Rolaine Bancroft
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561

Re:	American Railcar Industries, Inc.
Amendment No. 2 to Registration Statement on
Form S-1 (File No. 333-130284) and
Registration Statement on Form 8-A (File No. 000-51728)

Dear Ms. Bancroft:
     Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, American Railcar Industries, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1 to 4:00 p.m. Eastern Standard Time on January 19, 2006, or as soon thereafter as practicable.
     In addition, the Company hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form 8-A so that it becomes effective concurrently with the Registration Statement on Form S-1.
     The Company acknowledges that the disclosure in the Registration Statements is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filings.
[Remainder of Page Intentionally Left Blank]

Sincerely, AMERICAN RAILCAR INDUSTRIES, INC.
By:	/s/ William P. Benac
William P. Benac, Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Ms. Jean Yu
Ms. Linda Cvrkel
Mr. Andrew Langham
Mr. Philip J. Flink
Mr. James E. Bedar
Ms. Nina E. Andersson
Ms. Lisa L. Jacobs
Mr. Lona Nallengara